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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     Schedule 13G

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 4)

                                     Carson Inc.
                                   (Name of Issuer)

                                    Class A Common
                            (Title of Class of Securities)
                                     145845 10 3
                                    (CUSIP Number)

                                  September 30, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 145845 10 3
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]           (b)      [  ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             -0-

6 SHARED VOTING POWER           -0-

7 SOLE DISPOSITIVE POWER        -0-

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

12
TYPE OF REPORTING PERSON

     Dresdner RCM Global Investors LLC -IA,OO

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Item 1(a) Name of Issuer:

     Carson Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     64 Ross Road
     Savannah Industrial Park
     P.O. Box 22309
     Savannah, Georgia  31405

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     DE Limited Liability Co.

Item 2(d) Title of Class of Securities:

     Class A Common

Item 2(e) CUSIP Number:

     145845 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e)  [X]  An investment adviser in accordance with
     Section 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM GLOBAL INVESTORS LLC

By /s/ Susan C. Gause                 October 9, 1998
     Susan C. Gause
     Chief Operating Officer